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                 April 28, 2021

       Pat Sek Yuen Chan
       Chief Executive Officer
       Borqs Technologies, Inc.
       Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao
       Chaoyang District, Beijing 100016, China

                                                        Re: Borqs Technologies,
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed April 27,
2021
                                                            File No. 333-255542

       Dear Mr. Chan:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Darrin M. Ocasio, Esq.